Exhibit (a)(1)

If you are considering selling your shares in Sentio Healthcare Properties, Inc. to MacKenzie Realty Capital, Inc., please read this first.

February 12, 2016

Dear Shareholder:

On February 5, 2016, MacKenzie Realty Capital, Inc. (“MacKenzie”) commenced a tender offer to purchase a maximum of 600,000 shares of Sentio Healthcare Properties, Inc. (the “Company”) at a price of $5.00 per share, in cash (without interest).

You should be aware that the Company is not affiliated with MacKenzie. In addition, we do NOT believe that this offer is in the best interest of our shareholders. Third-party unsolicited tender offers of this type are often an attempt to profit at your expense. In this case the offer price of $5.00 per share represents a very low price (approximately a 57% discount) compared to the estimated net asset value of $11.63 per share that the Company reported in a Current Report on Form 8-K filing on March 4, 2014 (the “2013 Year-End NAV”). This is the most recent estimate of per share net asset value, and the board of directors of the Company has no reason to believe that any events have occurred since this value was established that would have a significant negative impact on the 2013 Year-End NAV. It is our STRONG RECOMMENDATION THAT YOU REJECT THE REFERENCED OFFER TO TENDER YOUR SHARES IN THE COMPANY. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY MATERIALS YOU MAY HAVE RECEIVED.

This recommendation is being made after carefully considering several factors. The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to MacKenzie’s offer. Please take time to read it before making your decision. The Schedule 14D-9 will give you a more detailed description of the reasons we believe strongly that the offer is not in shareholders’ best interest.

We greatly appreciate the opportunity to serve you as a shareholder in Sentio Healthcare Properties, Inc. If you have any questions regarding this matter, please feel free to call our investor relations team at (888) 811-1753.

Sincerely,

John Mark Ramsey

President and CEO

Certain statements contained herein may be deemed to be forward-looking statements under federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based. Such statements generally can be identified by our use of words such as “may,” “will,” “can,” “intend,” “anticipate,” “estimate,” “think,” “continue,” or other similar words. Forward-looking statements speak only as of the date they are made. For a list of the factors that could cause actual results to vary materially from those expressed in these forward-looking statements, see the risks identified in the Company’s Annual Report on Form 10-K filed with the SEC on March 20, 2015, as filed with the SEC.